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                              ASHTON WOODS USA LLC
                            1080 Holcomb Bridge Road
                             Building 200, Suite 350
                             Roswell, Georgia 30076


March 3, 2006

via EDGAR
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Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Andrew Schoeffler

         Re: Ashton Woods USA LLC --  Registration Statement on Form S-4
             -----------------------------------------------------------
             (File No. 333-129906) (the "Registration Statement")
             ----------------------------------------------------

Ladies and Gentlemen:

         In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Ashton Woods USA LLC, a Nevada limited liability company (referred to herein collectively with the additional registrants named in the Registration Statement as the "Company"), hereby requests acceleration of effectiveness of the Registration Statement to 5:00 P.M. (Eastern time) on March 6, 2006, or as soon thereafter as practicable.

         The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of the securities covered by the Registration Statement.

         The Company hereby acknowledges that should you or your Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it neither forecloses you from taking action with respect to the Registration Statement nor relieves the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. In addition, should you or your Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Company hereby acknowledges that it may not assert this action as a defense in any proceeding initiated by you or any person under the federal securities laws of the United States.

         It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Elizabeth Noe by telephone at (404) 815-2287 or Jay Rodriguez at (404) 815-2283.

                                    Very truly yours,

                                    ASHTON WOODS USA LLC


                                    By:/s/ Robert Salomon
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                                        Robert Salomon
                                        Chief Financial Officer